U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

                    000-19462

SEC FILE NUMBER

NOTIFICATION OF LATE FILING

☐  Form 10-K and Form 10-KSB    ☐   Form 20-F    ☐   Form 11-K    ☒  Form 10-Q and Form 10-QSB    ☐   Form N-SAR

For Period Ended: December 31, 2007

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant: Vertical Communications, Inc.

Address of Principal Executive Office: Ten Canal Park, Cambridge, MA 02141

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX (Check box if appropriate)

☒    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-

Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III – Narrative

We were unable to file the report on Form 10-Q for the quarter ended December 31, 2007, within the prescribed time period because all information required to be included in the Form 10-Q is not currently available and the Form 10-Q is still being reviewed. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth M. Clinebell, Chief Financial Officer, (941) 554-5000.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment IV

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: February 15, 2008

Vertical Communications, Inc.

By:	/s/ Kenneth M. Clinebell
Kenneth M. Clinebell, Chief Financial Officer

Attachment IV

For the quarter ended December 31, 2007, our loss from operations increased $2.4 million, or 103%, to ($4.7) million on revenue of $18.7 million, from an operating loss of ($2.3) million on revenue of $18.1 million for the quarter ended December 31, 2006. For the six months ended December 31, 2007, our operating loss increased $3.8 million, or 71%, to ($9.1) million on revenue of $38.4 million, from an operating loss of ($5.3) million on revenue of $34.0 million for the six months ended December 31, 2006.

Our net loss for the quarter ended December 31, 2007 increased by 54% to $5.6 million compared to a net loss of $3.7 million for the corresponding period in 2006. For the six months ended December 31, 2007, our net loss increased $3.9 million, or 51%, to ($10.6) million from a net loss of ($7.0) million for the six months ended December 31, 2006.

These preliminary operating and net loss amounts for the three and six months ended December 31, 2007 are subject to adjustment based on Management’s on-going review for the year.

We have certain debt instruments that contain financial covenants related to minimum revenue, EBITDA and cash availability. At December 31, 2007, we were not in compliance with the financial covenants related to minimum revenue and EBITDA and at January 31, 2008, we were not in compliance with the financial covenant related to minimum cash availability. Inability to comply with the financial covenants is an event of default under these debt instruments. The Company is currently negotiating with our creditors to obtain waivers, forbearance agreements and/or amendments to the debt instruments. The Company is also in negotiations with certain of our investors to obtain additional equity financing.

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